[Letterhead of Jones Day]
January 5, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Esq. Maryse Mills-Apenteng, Esq. Stephen Krikorian Tamara Tangen

Re:	Verint Systems Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 23, 2010 File No. 333-169025
Ladies and Gentlemen:
     The following sets forth the responses of Verint Systems Inc. (“Verint”, “we”, “us”, “our” or the “Company”) to the comment letter, dated January 4, 2011, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Amendment No. 4 (the “Amended Registration Statement”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
     Item 16. Exhibits and Financial Statement Schedules
     Exhibit 5.1
     1. The legality opinion refers to the resale by a selling stockholder of up to 2,800,000 shares, whereas the registration statement now covers a total of 2,500,000 shares. Please revise as necessary or advise.
     We have revised the Amended Registration Statement and will be filing as an exhibit to the Amended Registration Statement the legality opinion, so that each of the Amended Registration Statement, the preliminary prospectus contained therein and the legality opinion cover a total of 2,300,000 shares.

Securities and Exchange Commission
January 5, 2011

     Signatures
     2. We note that Mr. Burdick is listed as a signatory to Amendment Nos. 2 and 3 to the Form S-1 and that the power of attorney has been invoked with respect to Mr. Burdick’s signature in both cases. Since Mr. Burdick does not appear to be a signatory to the Power of Attorney filed as Exhibit 24.1 with your initial filing, it is unclear that Mr. Burdick has provided a conforming signature to the registration statement. Accordingly, please advise or revise.
     The Company believes that Mr. Burdick executed a power of attorney in connection with the filing of Amendment No. 2, which amendment was approved by the Board of Directors including Mr. Burdick, however, the Company has not been able to locate it. As a result, Mr. Burdick has re-executed a power of attorney that will be filed as Exhibit 24.3 to the Amended Registration Statement.
* * * *
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (212) 326-3452.

Sincerely,
/s/ Randi C. Lesnick, Esq.

Randi C. Lesnick, Esq.

Enclosures

cc:	Dan Bodner, Verint Systems Inc. Peter D. Fante, Esq., Verint Systems Inc.